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                                                                       Exhibit 2

                      [LOGO OF DAYTON HUDSON CORPORATION]
                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE                            Contact:  Susan Eich (media)
                                                           (612)304-0700

                                                           Susan Kahn (investor)
                                                           (612)370-6735

                              DAYTON HUDSON ADOPTS
                      REPLACEMENT SHAREHOLDER RIGHTS PLAN

     MINNEAPOLIS, SEPT. 11, 1996 -- The board of directors of Dayton Hudson Corp. today adopted a shareholder rights plan that will replace an existing plan when it expires on Sept. 26, 1996. The new plan is substantially similar to the expiring plan, except for the new plan's shorter five-year term.

     The company continues to believe that a rights plan is a valuable tool to protect the long-term interests of the company and its approximately 10,000 shareholders in the event of an unsolicited takeover attempt. The new plan was not adopted in response to any present effort to acquire Dayton Hudson or its securities.

     The new plan grants to Dayton Hudson investors a form of a preferred share purchase right. Under both the expiring plan and the new plan, generally this right becomes exercisable only in the event a third party accumulates 20 percent or more of the company's common shares. In that event, each right (except for rights held by the 20 percent shareholder) allows its holder to purchase $200 of Dayton Hudson common stock for $100, subject to adjustment. The granting of the new rights is not a taxable event for shareholders.

     Dayton Hudson Corp. specializes in large-store general merchandise formats, including discount stores, moderate-priced promotional and traditional department stores. The company operates 1,080 stores in 37 states. This includes 714 Target stores, 299 Mervyn's stores and 66 Department Stores.

     Dayton Hudson news releases are available through Company News on Call by fax at 800-758-5804 extension 342677 (DHCorp) or at http://www.prnewswire.com.

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